UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates to its Shareholders that its Board of Directors, at a meeting held on August 14, 2026, approved the declaration of Interest on Capital (“IoC”), pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 143/2022, in the gross amount of R$350,000,000.00 (three hundred and fifty million reais), withholding income tax at the rate of 17.5%, resulting in a net amount of R$288,750,000.00 (two hundred and eighty-eight million, seven hundred and fifty thousand reais)[1], based on the balance sheet of July 31, 2026. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)[2]	Withholding Income Tax (17.5%)¹	Net Amount per Share (R$)[1,2]
Interest on Capital	08/14/2026	08/26/2026	0.10952537999	0.01916694150	0.09035843849

As established in article 26 of the Company’s Bylaws, said IoC will be considered as part of the mandatory dividends for the fiscal year ending on December 31, 2026, ad referendum of the Ordinary General Shareholders’ Meeting to be held in 2027.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of August 26, 2026. After this date, the shares will trade as “ex-IoC”. The payment of these proceeds will be made by April 30, 2027, with the Company’s Executive Board being responsible for setting the exact date.

The amount per share of the IoC may be adjusted considering the Company’s shareholding base on August 26, 2026, due to possible acquisitions of shares under the Company’s ongoing Share Buyback Program. In the event of share repurchases, the Company will disclose a Notice to the Market informing the recalculated amount per share. If no share repurchases occur during the respective period, the information contained in this Notice shall remain valid, and no additional Notice to the Market will be issued to confirm the amount per share.

1 Considers the standard tax rate of 17.5%, which may vary due to international treaties, tax immunities and exemptions, countries with favorable taxation, and privileged tax regimes.

2 Amount per share calculated based on the shareholding position of July 31, 2026.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

Shareholders subject to a differentiated withholding income tax (IRRF) regime based on international agreements and treaties, as well as shareholders that are exempt or immune, must provide evidence of such status, in accordance with current legislation, by September 2, 2026, to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, August 14, 2026.

Rodrigo Rossi Monari CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 14, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director